Exhibit 99.2

Prestige Wealth Inc. Announces Closing of Initial Public Offering

Hong Kong, July 10, 2023 (GLOBE NEWSWIRE) -- Prestige Wealth Inc. (Nasdaq: PWM) (the “Company” or “Prestige Wealth”), a wealth management and asset management services provider based in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 1,000,000 ordinary shares at a public offering price of US$5.00 per share. The ordinary shares began trading on the Nasdaq Capital Market on July 6, 2023 under the ticker symbol “PWM.”

The Company received aggregate gross proceeds of US$5.0 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 150,000 ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used for brand promotion, the hiring of additional client relationship managers and other employees, the expansion of products and services and general working capital purposes.

The Offering was conducted on a firm commitment basis. Revere Securities LLC and R.F. Lafferty & Co., Inc. (the “Underwriters”) acted as the Underwriters for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and Loeb & Loeb LLP acted as U.S. counsel to the Underwriters in connection with the Offering.

A registration statement relating to the Offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-267999) and was declared effective by the SEC on June 30, 2023. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 650 Fifth Avenue, 35th Floor, New York, NY 10019 USA, or by telephone at (212) 688-2238; or from R.F. Lafferty & Co., Inc. by email at info@rflafferty.com, by standard mail to R.F. Lafferty & Co., Inc., 40 Wall Street, 29th Floor, New York, NY 10005 USA, or by telephone at (212) 293-9090. In addition, copies of the prospectus relating to the Offering may be obtained electronically via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management and asset management services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and global asset management products. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and provides them with tailored value-added services. The Company provides asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: http://ir.prestigewm.hk/index.html.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@prestigefh.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com